1875 K Street N.W.
Washington, DC 20006-1238
Tel: 202 303 1000
Fax: 202 303 2000

October 11, 2012

VIA EDGAR

Ms. Mary A. Cole

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	iShares, Inc. (the “Company”)

(Securities Act File No. 33-97598 and

Investment Company Act File No. 811-09102)

Post-Effective Amendment No. 255

Dear Ms. Cole:

This letter responds to comments provided by the staff of the Securities and Exchange Commission (the “SEC”) with respect to the Registration Statement for the Company to register shares of iShares Core MSCI Emerging Markets ETF (the “Fund”) under the Securities Act of 1933 and the Investment Company Act of 1940.

The comments were provided in a telephone conversation on September 24, 2012. For your convenience, your comments are summarized below and each comment is followed by our response. Capitalized terms have the meanings assigned in the Fund’s prospectus unless otherwise defined in this letter.

iShares Core MSCI Emerging Markets ETF (formerly iShares MSCI Emerging Markets Investable Market Index Fund, PEA No. 246)

Comment No. 1: Please explain whether the risk of investing in Russia is different from the risks associated with investing in other emerging markets.

Response: The Company respectfully submits that the risk of investing Russia is different from the risks associated with investing in other emerging markets. For example, generally Russia’s economy is heavily dependent on natural resources and it has experienced substantial corruption. In the past, Russia has experienced armed conflicts with certain neighboring countries and is exposed to significant terrorist attacks. As a result, the Company believes that the risk of investing in Russia may differ from other emerging markets.

Comment No. 2: Please explain why Asian Economic Risk is not included in the Summary Prospectus.

Response: The Company respectfully submits that Asian Economic Risk is included in the Summary Prospectus via its inclusion in the Non-U.S. Securities Risk.

Comment No. 3: Please explain why the African Economic Risk is not included in the Principal Risks section.

Response: The Company respectfully submits that the amount of Fund’s assets that will be invested in the securities of issuers located in African countries is not anticipated to result in the risks of investment in those countries constituting a principal risk of the Fund. Should the Fund’s investment exposure with regard to African issuers change, the Company will revise the Fund’s disclosure accordingly.

Comment No. 4: Please explain the language in the Creations/Redemptions section indicating that the redemption and creation basket can differ and the baskets would be “pro rata to the extent practicable.”

Response: The Company has deleted the language from the Prospectus.

Comment No. 5: Please confirm whether maximum redemption fee of 2% is inclusive of the fixed fee.

Response: The Company respectfully submits that the 2% maximum redemption fee is standard for this and other iShares funds. Please also note that the footnote to the table that displays additional charges in connection with creations and redemptions, specifies that any additional fee, as a percentage of the net asset value per Creation Unit, is inclusive, in the case of redemptions, of the standard redemption transaction fee.

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The Company has authorized us to represent on its behalf that, with respect to filings made by the Company with the SEC and reviewed by the SEC staff, it acknowledges that:

(a)	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

(b)	SEC staff comments or changes to disclosure in response to SEC staff comments in the filings reviewed by the SEC staff do not foreclose the SEC from taking any action with respect to the filings; and

(c)	the Company may not assert SEC staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

If you have any questions or need further information, please call me at (202) 303-1124.

Sincerely,

/s/ Benjamin J. Haskin
Benjamin J. Haskin

cc:	Edward Baer

Aaron Wasserman